1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterraresources.com

August 6, 2008	QMM: AMEX
QTA: TSX-VENTURE

NR-15-08

QUATERRA EXTENDS AREA OF PRIMARY COPPER MINERALIZATION IN THE GALLAGHER AREA WEST OF MACARTHUR PIT

Two RC holes also intersect strong mineralization along northern edge of acid soluble copper zone

VANCOUVER, B.C. - Quaterra Resources Inc. today announced that it had extended the zone of primary copper mineralization in the Gallagher area west of the MacArthur pit with drill results for two core holes and 15 reverse circulation holes at its 100%-owned MacArthur project near Yerington, Nevada. A further two RC holes located 1,500 feet north of the MacArthur pit intersected strong secondary copper mineralization adding further definition to a northern east-west section. A total of 18,893 feet of drilling are reported in this release.

At Gallagher, drilling encountered shallow copper oxide and chalcocite mineralization overlying a zone of primary copper sulfide mineralization, with chalcopyrite occurring both as veins and disseminations. Mineralization extends discontinuously over a zone approximately 500 feet wide, 2,500 feet long and 650 feet deep. Hole QM-44 penetrated oxide mineralization from the surface to 60 feet averaging 0.22% copper. Below that level several intervals of porphyry-style sulfide mineralization occur, including one intercept of 45 feet assaying 0.88% copper at 155 feet and 40 feet of 0.44% copper at 280 feet. The westernmost drill-hole (hole QM-46) intersected 76 feet of 0.74% copper beginning at 1,279 feet (vertical depth of approximately 800 feet).

Drilling indicates that primary sulfide mineralization does not extend to depth directly beneath Gallagher. Mineralization drilled to-date most likely represents the fringe of a porphyry system which may be present at depth to the east or west of Gallagher. Detailed geologic mapping and an interpretation of merged historic IP data will be completed before recommencing further deep drilling.

The MacArthur drilling program has also added to the definition of a northern east-west section located 1,500 feet north of the pit. Chalcocite mineralization in vertical hole QMC-02 was extended by angle holes drilled to the east and west from the same collar location. Hole QM 34, drilled at an angle of 45 degrees to the east, intercepted 210 feet of chalcocite mineralization averaging 0.51 % copper at a depth of 240 feet. Hole QM-33, oriented west at a 45 degree angle, intercepted 24 feet averaging 0.20 % copper at a depth of 130 feet and a lower zone of 240 feet assaying 0.33% copper at a down-hole depth of 175 feet. The intercepts form part of a continuous zone of acid-soluble copper mineralization present over an east-west strike distance of 4,000 feet. Drilling is now in progress on the section 500 feet further to the north where the mineralization remains open for extension. Core holes QM-26 and QM-36, reported in today’s release, which were drilled to test the deep porphyry copper potential north of the pit intersected only narrow intervals of primary copper mineralization.

Quaterra also announced the appointment of George Eliopulos as project manager for MacArthur. Mr. Eliopulos has a Masters of Science degree in geological engineering from the University of Arizona. His experience in advancing projects from initial discovery through to feasibility for several Nevada ore bodies will be invaluable to his work at MacArthur. His experience includes positions with Rio Algom Exploration and Tenneco Minerals Corporation. More recently Mr. Eliopulos has served as a consulting geologist for private and junior mining groups with ownership interests in precious and base metal properties in the western U.S.

Quaterra plans to carry out detailed geologic mapping, IP interpretation and additional drilling to define the zone of shallow acid-soluble copper and search for deep porphyry copper mineralization. The drill data will be used to complete a NI43-101-compliant resource estimate late this year.

Mr. Eugene Spiering, Quaterra’s Vice President, Exploration, is the qualified person responsible for the preparation of this news release.

Quaterra Resources Inc. (AMEX: QMM, TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

On behalf of the Board of Directors,

Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.References may be made in press releases to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterraresources.com or contact Nicole Rizgalla at 604-641-2746 or email: nrizgalla@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

QUATERRA RESOURCES INC.
MacArthur Copper Project
Drill Hole intercepts - May 15, 2008 through July 30, 2008
(Summary List)

	Angle	Total	From	To	Thickness	Total Cu
	Brg /
Drill Hole	Dip	Depth	feet	feet	feet	%

QM-026	0º/-90º	2,000	147.0	158.3	11.3	0.24
			860.5	880.5	20.0	0.35*
			1063.4	1111.0	47.6	0.39*

QM-033	270º/-45º	490	130.0	155.0	25.0	0.20
			175.0	415.0	240.0	0.33

QM-034	90º/-45º	450	240.0	450.0	210.0	0.51

QM-035	180º/-60º	800	15.0	90.0	75.0	0.16
			140.0	165.0	25.0	0.16
			270.0	290.0	20.0	0.25
			380.0	555.0	175.0	0.23*

QM-036	0º/-90º	1917.00	128	146	18	0.18
			198	255	57	0.31
			602.7	614	11.3	0.25*

QM-037	270º/-60º	900	15.0	70.0	55.0	0.18
			175.0	195.0	20.0	0.29*
			480.0	525.0	45.0	0.23*

QM-038	0º/-90º	800	0.0	190.0	190.0	0.20
			210.0	255.0	45.0	0.19
			340.0	385.0	45.0	0.39*

QM-039	180º/-45º	800	0.0	100.0	100.0	0.19
			265.0	275.0	10.0	0.54
			320.0	340.0	20.0	0.23
			365.0	395.0	30.0	0.17

QM-040	270º/-60º	415	0.0	140.0	140.0	0.19
			190.0	260.0	70.0	0.23*
			315.0	415.0	100.0	0.18*

QM-041	0º/-90º	1894.00	153	182.2	29.2	0.31
			233.5	284.5	51	0.51

QM-042	0º/-45º	400	200.0	255.0	55.0	0.73*
			280.0	325.0	45.0	0.29*
			340.0	375.0	35.0	0.19*

QM-043	270º/-45º	620	250.0	265.0	15.0	0.16*
			295.0	310.0	15.0	0.19*
			345.0	390.0	45.0	0.31*
			490.0	500.0	10.0	0.67*

QM-044	0º/-60º	965	0.0	60.0	60.0	0.22
			155.0	200.0	45.0	0.88*
			225.0	255.0	30.0	0.41*
			280.0	320.0	40.0	0.44*
			435.0	460.0	25.0	0.30*
			595.0	610.0	15.0	0.55*
			820.0	840.0	20.0	0.30*

QM-045	150º/-45º	800.00	0	50	50	0.13
			175	250	75	0.14
			270	330	60	0.19*
			360	375	15	0.24*
			420	440	20	0.16*
			575	600	25	0.27*
			750	780	30	0.10*

QM-046	15º/-50º	1502.00	228	253	25	0.23
			375	391	16	0.30*
			791	805	14	0.19*
			886	898.5	12.5	0.25*
			983	993	10	0.40*
			1068	1088	20	0.23*
			1279	1355	76	0.74*
			1410	1424	14	0.25*
			1468	1478	10	0.29*

QM-047	0º/-90º	1030.00	165	220	55	0.26
			245	290	45	0.33*
			325	335	10	0.33*
			365	375	10	0.28*
			610	620	10	0.29*
			635	680	45	0.32*
			720	750	30	0.11*
			770	785	15	0.22*
			960	990	30	0.12*

QM-048	270º/-60º	1000.00	70	90	20	0.23
			130	155	25	0.13
			170	185	15	0.17
			235	275	40	0.11
			525	540	15	0.35*
			650	685	35	1.32*
			720	750	30	0.30*

QM-049	Assays pending.

QM-050	180º/-60º	800.00	40	75	35	0.21
			115	145	30	0.27
			305	335	30	0.13*

QM-051	0º/-45º	400.00	280	290	10	0.13*

QM-052	180º/-45º	420.00	130	170	40	0.28*
			185	200	15	0.26
			220	280	60	0.18*

QM-053	270º/-45º	490.00	50	60	10	0.15
			150	165	15	0.14

All intervals calculated using 0.1% copper cutoff
* Primary sulfides dominant (chalcopyrite)
REGULATORY NOTE

The samples from the MacArthur drilling program are prepared and assayed by ISO/IEC
17025 certified American Assay Laboratories (AAL) located in Sparks, Nevada and by
Skyline Laboratories in Tucson, Arizona which is accredited in international quality standards through ISO/IEC 17025, with CAN-P-1579 for specific registered tests through the Standards Council of Canada.